

November 24, 2020

VIA E-mail

Jeremy B. Kantrowitz, Esq.
Morgan, Lewis & Bockius LLP
One Federal Street
Boston, MA 02110

      Re: Pioneer Core Trust I
              File Nos. 333-249670 and 811-23613

Dear Mr. Kantrowitz:

On October 26, 2020, Pioneer Core Trust I filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 in connection with Pioneer High Income Municipal Portfolio (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Item 9 – Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Investment Objective (page 3)

1. The Fund's investment objective is to "[m]aximize total return through a combination of income that is exempt from regular federal income tax and capital appreciation." Please revise the investment objective. As drafted, it strangely appears to suggest that the Fund is exempt from capital appreciation.

Principal Investment Strategies (pages 3-4)

2. The final sentence of the first paragraph of this section indicates that the Fund may use derivative instruments that provide exposure to municipal securities or have similar economic characteristics to satisfy the Fund's 80% policy. Please confirm that the Fund will value such derivatives at mark-to-market value rather than notional value.

3. The third paragraph of this section states that "[t]he fund may invest 25% or more of its assets in issuers in any one or more states or in the same economic sector or similar

project type." Please disclose what is meant by "similar project type" and explain whether investing in similar project types could lead to concentration. The staff notes that, as written, this sentence could be interpreted as reserving freedom to concentrate, which is contrary to the Fund's investment policy and staff position.

4. The end of the second full paragraph on page 4 refers to "negative amortization payments." Please explain what this means in plain English.

5. The third full paragraph on page 4 indicates that the Fund may invest in subordinated securities and asset-backed securities. Please disclose:
    a. to what extent the Fund will invest in asset-backed securities; and
    b. the anticipated credit rating of such securities.

6. The fifth full paragraph on page 4 refers to investments in securities of other investment companies. Please clarify whether such investments will be in mutual funds, ETFs or closed-end funds and include corresponding risk disclosure.

Item 11 – Investor Information

Excessive Trading (pages 34-35)

7. The first bullet point on page 35 notes that it may consider trading to be excessive if an investor withdraws interests "within a short period of time" after the interests were purchased." Please disclose what the Fund considers to be "a short period of time." *See* Item 11(e)(iii)(A) of Form N-1A.

Item 16 – Description of the Fund and Its Investments and Risks

Lending of Portfolio Securities (page 25)

8. The second sentence of this section states that the Fund did not engage in securities lending activity during its most recent fiscal year. Please remove this sentence as the Fund is new and has not yet launched.

Item 30 – Indemnification

9. The second paragraph of this section refers to indemnification for liability arising under the Securities Act. Please delete this language as the Fund is not registering under the Securities Act.

* * *

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.

Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter prior to filing an amended registration statement, please contact me at (202) 551-4716.

Sincerely,

/s/ Christopher R. Bellacicco

Christopher R. Bellacicco
Attorney-Adviser

cc: Vincent J. DiStefano, Branch Chief
        Christian T. Sandoe, Assistant Director